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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               (Amendment No.1 )

                               ----------------

                              Global Crossing Ltd.
                           (Name of Subject Company)

                              Global Crossing Ltd.
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   G3921A100
                     (CUSIP Number of Class of Securities)

                               ----------------

                             James C. Gorton, Esq.
                              Global Crossing Ltd.
                              150 El Camino Drive
                                   Suite 204
                        Beverly Hills, California 90212
                                 (310) 385-5200
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:

                            Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 687-5600


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        This Amendment No. 1 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on May 24, 1999 by Global Crossing Ltd., a company formed under the laws of Bermuda ("Global" or the "Company"), relating to the cash tender offer by U S WEST, Inc., a Delaware corporation ("US WEST") to purchase up to 39,259, 305 outstanding shares of Common Stock, par value $0.01 per share, of Global.

ITEM 8.  Additional Information to be Furnished.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

                On Sunday, June 13, 1999, Qwest Communications International Inc. ("Qwest") announced that it had offered to buy US West and Frontier Corporation ("Frontier") in separate transactions. Global is a party to separate merger agreements with Qwest and Frontier, both of which are in effect. On Monday, June 14, 1999, Global issued a press release stating that the Global/US West merger agreement is superior to Qwest's offer and that Global fully expects to close the Global/US West merger as planned next year. Global further stated in its press release that existing Global/Frontier merger agreement is also superior to Qwest's offer, and that Global expects that the Global/Frontier merger will close as planned in the third quarter of this year.


                A copy of Global's June 14, 1999 press release is attached hereto as Exhibit 9.

ITEM 9   Material to be filed as Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit 9 - Press Release issued by Global on June 14, 1999.
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                GLOBAL CROSSING LTD.

                                By:     /s/ JAMES C. GORTON
                                -------------------------------------------
                                            James C. Gorton
                                 Senior Vice President and General Counsel

Dated:  June 16, 1999